VIA EDGAR
January 15, 2008
Mr. Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Endeavour International Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Filed November 8, 2007
File No. 001-32212
Dear. Mr. Skinner:
Enclosed please find the responses of Endeavour International Corporation to the comments received on December 31, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K (the “2006 Form 10-K”) and Form 10-Q.
The numbered paragraphs below correspond to the numbered comments in your letter and, for ease of review, we have included in italics the full text of your comments. We believe that any revised or supplemental disclosure would not be material to our overall historical disclosure. Accordingly, as indicated in this letter, we respectfully request that the Staff permit us to address any of these revised or supplemental disclosures in our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), rather than amending or supplementing the disclosure in the our prior periodic reports.
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Note 5 – Property and Equipment, page 66
1. Please comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, which requires a description of the current status of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and a table showing by categories the costs making up the unproved oil and gas properties account balance.
Response:
We disclosed the description of the nature of costs included in unproved properties in the discussion of “Full Cost Accounting for Oil and Gas Operations” in Note 2. In Note 5, we also state the following:
The costs not subject to amortization relate to unproved properties and properties being made ready to be placed in service which are excluded from amortized capital costs until it is determined whether or not proved reserves can be assigned to such properties.
More specifically, the balance for oil and gas properties not subject to amortization relates primarily to values assigned to unproved reserves acquired, drilling costs for projects awaiting approved development plans and other seismic and geological and geophysical costs. Amounts capitalized for interest are disclosed in Note 2. Costs incurred for exploration, development, unproved acquisition and proved acquisition are included in Note 21.
In our 2007 Form 10-K, we propose to add disclosure similar to the following to Note 5:
The majority of costs not subject to amortization relate to values assigned to unproved reserves acquired in the Talisman Acquisition in 2006 and the OER Acquisition in 2004. The remainder of costs not subject to amortization relate to exploration costs such as drilling costs for projects awaiting approved development plan or the determination of whether or not proved reserves can be assigned and other seismic and geological and geophysical costs. These costs are transferred to the amortization base when it is determined whether or not proved reserves can be assigned to such properties. This analysis is dependent upon well performance, results of infield drilling, approval of development plans, drilling results and development of identified projects and periodic assessment of reserves. We expect acquisition costs excluded from amortization to be
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

transferred to the amortization base over the next five years due to a combination of well performance and results of infield drilling relating to currently producing assets and the drilling and development of identified projects acquired, such as the Rochelle field. We expect exploration costs not subject to amortization to be transferred to the amortization base over the next three years as development plans are completed and production commences on existing discoveries such as the Columbus and Cygnus projects.
The following is a summary of our oil and gas properties not subject to amortization as of December 31, 2006:

	Costs Incurred in the Year Ended December 31,
				Prior to
(Amounts in thousands)	2006	2005	2004	2004	Total

Acquisition costs	$80,432	$—	$10,633	$—	$91,065
Exploration costs	35,784	14,582	6,164	—	56,530
Capitalized interest	1,065	526	—	—	1,591

Total oil and gas properties not subject to amortization	$117,281	$15,108	$16,797	$—	$149,186

Standardized Measure of Discounted Future Net Cash Flows, page 93
2. We note that the carrying value of your oil and gas properties as of December 31, 2006, significantly exceeds the standardized measure of discounted future net cash flows (SMOG) and future net cash flow (undiscounted) of the underlying reserves. Explain the reasons for the difference between SMOG and capitalized costs.
Response:
The carrying value of our oil and gas properties as of December 31, 2006 was $317 million per the table of Capitalized Costs Relating to Oil and Gas Producing Activities in Note 21. This carrying value includes $150 million for oil and gas properties not subject to amortization (see Note 5) and $167 million relating to proved oil and gas properties. The $150 million carrying value for oil and gas properties not subject to amortization, which is lower than the fair value, relates primarily to values assigned to unproved reserves acquired, drilling costs for projects awaiting approved development plans and other seismic and geological and geophysical costs. As SMOG includes only proved reserves, these projects and costs have been excluded from both SMOG and future net cash flow (undiscounted) in Note 21.
The SMOG of $134 million and future net cash flow (undiscounted) of $141 million at December 31, 2006 relate to the carrying value of $167 million of proved oil and gas properties. The carrying value of oil and gas properties may be
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

further reduced by deferred income taxes, which when considered results in a carrying value, net of deferred tax liabilities related to the proved oil and gas properties, less than the fair value of proved and unproved properties.
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Reconciliation of Non-GAAP Measure, page 22
3. We note you disclose non-GAAP financial measures of net income (loss) as adjusted, which excludes currency impacts and unrealized gains and losses on derivatives, and EBITDA, which further excludes preferred stock dividends and other income and expense. Please address the following comments with respect to your disclosure:
•	Please demonstrate the usefulness of your non-GAAP financial measures as your measures appear to include recurring charges. We refer you to question 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Non-GAAP FAQ”).

•	We note that your reference to the EBITDA non-GAAP measure is not consistent with the Section 1 of SEC Release 34-47226. Please ensure any references to EBITDA are consistent with this definition; we refer you to Question 14 of the Non-GAAP FAQ.

•	Given your presentation of discretionary cash flow as a liquidity measure, please tell us your consideration of reconciling it to cash flows from operations. In addition, disclose all material limitations of discretionary cash flow. Refer to Question 13 in the Non-GAAP FAQ for additional guidance.
Response:
We use the non-GAAP financial measures of EBITDA, net income (loss) as adjusted and discretionary cash flow as internal measures of our performance. We also believe these non-GAAP measures are used by others in our industry, securities analysts, investors and parties involved in acquisitions.
In our 2007 Form 10-K, we propose to use the phrase “Adjusted EBITDA” in place of the previously used term “EBITDA.” To the extent we present discretionary cash flow in future filings, we will clarify that it represents cash flows from operating activities before changes in assets and liabilities. Further, we propose to add disclosure similar to the following whenever we present non-GAAP measures in future filings:
Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow are internal, supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles (GAAP). We use these non-GAAP measures as internal measures of performance and to aid in our budgeting and forecasting processes. We
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

also view these non-GAAP measures, and we believe that others in the oil and gas industry view these, or similar, non-GAAP measures, as commonly used analytic indicators to compare performance among companies. We further believe that these non-GAAP measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present these measures when reporting their results. We believe these non-GAAP measures provide useful information to both management and investors to gain an overall understanding of our current financial performance and provide investors with financial measures that most closely align to our internal measurement processes. Accordingly, we have excluded non-cash gains and losses related to commodity derivatives and currency exchange changes as we believe they are not indicative of our current operating results. These measures should not be considered as measures of financial performance under GAAP, and the items excluded from these measures are significant components in understanding and assessing financial performance.
These non-GAAP measures should not be considered in isolation or as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP or as alternatives to cash flows generated by operating, investing or financing activities as a measure of our liquidity. Internally, we use Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow as indicators of liquidity and financial performance as well as for operational planning and comparative analytics among other companies in the oil and gas industry. Because Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow are not measurements determined in accordance with GAAP and thus susceptible to varying calculations, Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow as presented may not be comparable to other similarly titled measures of other companies.
Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow have limitations as an analytical tool, and you should not consider these measures in isolation, or as a substitute for analysis of our financial statement data presented in the consolidated financial statements as reported under GAAP. For example, Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow may not reflect:
•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	unrealized gains (losses) on derivatives;

•	non-cash foreign currency gains (losses);

•	our interest expense, or the cash requirements necessary to service interest and principal payments on our debts;
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

•	our preferred stock dividend requirements; and

•	depreciation, depletion and amortization.
Because of these limitations, Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow should not be considered as measures of cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and by using Net Income (Loss) as Adjusted, Adjusted EBITDA and Discretionary Cash Flow only supplementally.
Engineering Comments
General
4. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.
Response:
A copy of our reserve report as of December 31, 2006 is being supplementally provided to Mr. Murphy. Our reserve report is used to provide information both for SEC filings and for internal analysis and includes analysis of both proved and probable reserves. Only amounts related to proved reserves have been used in our SEC filings.
Properties, page 19
5. We note that you only provide your working interest, location by country and the operator for your principal properties. Please revise your document to expand your disclosure for each of your principal properties by providing the information in Instruction 3 to Item 102 of Regulation S-K.
Response:
Until the closing of the Talisman Acquisition in November 2006, we had been focused on exploration activities with only two producing fields. The Talisman Acquisition provided another seven producing fields and a development project. We continued to hold a significant quantity of exploration licenses that have no reserves or production. For the general knowledge of a potential or current investor, we disclosed the location, working interest, operator and acreage of all licenses, regardless of materiality. This disclosure is similar to information provided in presentations to investors and on our website. Our press releases discuss drilling results for exploration and development projects but do not
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

typically disclose production and reserves by field. Such disclosure is typically limited to totals by country.
In our 2007 Form 10-K, we propose to provide the information required by Instruction 3 to Item 102 of Regulation S-K for all significant properties in the disclosures in Item 2 – Properties. We will review production and/or proved reserves levels of all fields and consider our other public disclosures in determining significance of a field.
Notes to Consolidated Financial Statements, page 54
Note 21. Supplemental Oil and Natural Gas Disclosures, page 87
Oil and Gas Reserves, page 89
6. We note that in 2005 for your gas reserves in Norway the reserves to production index was 36.5 years and in 2006 this index had only decreased to 31 years even though all reserves are classified as proved developed reserves. Please explain to us the reason production appears to be low compared to the amount of proved reserves you report. Also tell us if you have gas contracts for all of your reported gas reserve volumes or if the market you plan to sell into is well established.
Response:
At December 31, 2006, all of our proved gas reserves in Norway were undeveloped and related to the Njord field gas project. In order to be recovered, these reserves require drilling new wells and constructing new facilities. For several years, the Njord field has been injecting gas to improve oil performance with plans to produce gas at a later date. In 2007, the gas project completed the wells and facilities necessary to produce gas and gas production began in December 2007. We expect gas production to increase significantly in 2008 and to move undeveloped reserves to developed reserves as a result of the completion of the Njord field gas project in Norway in our proved reserve disclosures for the year ended December 31, 2007.
We have gas contracts for all reported gas reserve volumes that sell into well-established markets.
7. Please revise your document to provide separate line item disclosure in the reserve table for changes due to extensions and discoveries and revisions. Please see paragraph 11 of SFAS 69 for guidance.
Response:
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

For each of the years ended December 31, 2004, 2005 and 2006, we had no extensions and discoveries. The full amounts disclosed as “extension, discoveries and revisions of previous estimates” are only revisions of previous estimates. In our 2007 Form 10-K, we propose to revise the caption of our reserve table to separate extensions and discoveries from revisions.
8. Please revise your document to include appropriate explanations for all significant reserve changes in the year-to-year reserves table. See paragraph 11 of SFAS 69 for guidance.
Response:
The significant reserve changes for the year ended December 31, 2006 relate to the acquisition of our United Kingdom assets and revisions related to performance results. The significant reserve changes for the year ended December 31, 2004 relate to the acquisition of our Norwegian assets. Each acquisition is fully discussed in Note 3 – Acquisitions and Dispositions. In our 2007 Form 10-K, we propose to add references to the acquisitions in Note 21 for fiscal year ending December 31, 2007 as follows:
During the year ended December 31, 2006, we purchased 7,022 MBOE in the Enoch field and Talisman Acquisitions. During the year ended December 31, 2004, we purchased 2,757 MBOE in the OER Acquisition.
9. Disclose the amount of your reserves that are from production sharing contracts and provide the ramifications of this here and in a risk factor if appropriate. Please see paragraph 13 of SFAS 69.
Response:
We have no production sharing contracts. Production sharing contracts are not traditionally used in the United Kingdom and Norway, the location of all of our assets.
Standardized Measure of Discounted Future net Cash Flows, page 93
10. Please reconcile for us the fact that you attribute approximately $13.40 per barrel of oil equivalent to future production costs but report operating costs that range between $15.45 to $22.17 per barrel of oil equivalent in the last three years.
Response:
As discussed on page 38 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2006 Form 10-K, we expect our operating costs per barrel of oil equivalent to be in the range of $12 to $13 per
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

January 15, 2008

barrel of oil equivalent for 2007. With our purchase of significant assets in the United Kingdom in November of 2006, our average operating costs per barrel of oil equivalent declined significantly. The assets acquired in the United Kingdom are primarily subsea completions with lower operating costs than our Norwegian assets (which were our only producing assets until 2006). These estimates are based on the actual year end costs, however, as discussed, the average of actual cost incurred is skewed by the fact that our 2006 production was primarily from the higher cost Norwegian production and does not include the lower cost UK production for approximately the first ten months of 2006. In the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, operating costs per barrel of oil equivalent for the nine months ended September 30, 2007 was $11.93. Endeavour follows the sales method of accounting for oil revenues. The exact timing of liftings (i.e. sales) and the interaction with fixed costs for facilities and platforms can cause the operating costs per barrel of oil equivalent to vary; however we still anticipate future operating costs to approximate $13 per barrel of oil equivalent.
In connection with responding to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at (713) 307-8700 with any questions.
Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Senior Vice President, Chief Accounting Officer
Cc:
Ryane Milne
George Schuler
James Browning
Mark Kelly
On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com